Exhibit 99.1

      (1) These shares of common stock were disposed of pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated October 4, 2010, among Polymer Group, Inc. (the "Issuer"), Scorpio Acquisition Corporation, Scorpio Merger Sub Corporation ("Merger Subsidiary") and MatlinPatterson Global Opportunities Partners L.P. pursuant to which Merger Subsidiary was merged with and into the Issuer (the "Merger"). As a result of the Merger, each share of common stock was converted into the right to receive (i) upon the effective time of the Merger, an amount in cash equal to $15.32, and (ii) on each Escrow Release Date (as defined in the Merger Agreement), an amount in cash equal to the Per Share Escrow Payment (as defined in the Merger Agreement), in each case less any applicable withholding taxes.

      (2) Each of MatlinPatterson Global Opportunities Partners L.P. ("Matlin Partners (Delaware)"), MatlinPatterson Global Opportunities Partners (Bermuda) L.P. ("Matlin Partners (Bermuda)") and MatlinPatterson Global Opportunities Partners B, L.P. ("the Opt-Out Fund" and together with Matlin Partners (Delaware), and Matlin Partners (Bermuda), the "Matlin Funds") was the direct beneficial owner of 9,968,811, 3,473,703 and 154,407 shares of Class A Common Stock, respectively. The Reporting Person is an employee of MatlinPatterson Global Advisers LLC, the investment advisor to each of Matlin Funds. The Reporting Person did not have voting or investment control over the shares held by the Matlin Partnerships. Although the Reporting Person did not have voting or investment control over the shares held by the Matlin Funds, the Reporting Person may be deemed to have had an indirect pecuniary interest in such shares through his indirect interest in a limited partner which holds an investment interest and carried interest in the Matlin Funds. His exact pecuniary interest therein is not readily determinable because it is subject to several variables, including without limitation, the internal rates of return of the Matlin Funds overall with respect to their indirect investment in the Issuer. The Reporting Person disclaims beneficial ownership of any of the reported securities except to the extent of his pecuniary interest therein.